# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: P10, Inc., CIK 0001841968
CUSIP: 69376K106
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4514 Cole Avenue, Suite 1600, Dallas, Texas (TX), 75205
Date of event which requires filing of this statement: 01/06/2025
Amends the filing with accession number 0001193125-23-300038
Filed by CIK 0001694780
Persons authorized to receive notices and communications: Adam W. Finerman, Esq., BakerHostetler, 45 Rockefeller Plaza, New York, New York (NY), 10111, (212) 589-4233

## Reporting persons
- 210 Capital, LLC (CIK 0001694780): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,910,412; sole dispositive power 0; shared dispositive power 3,910,412; aggregate amount beneficially owned 3,910,412 (6.1% of the class)
  Comment: (1) These shares include only shares of Class A common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
  (2) The percentage is based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 700,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 4, 2024, plus (v) 4,967,397 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 18, 2024.
- 210/P10 Acquisition Partners, LLC (CIK 0001706438): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 3,910,412; sole dispositive power 0; shared dispositive power 3,910,412; aggregate amount beneficially owned 3,910,412 (6.1% of the class)
  Comment: (1) These shares include only shares of Class A common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
  (2) The percentage is based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 700,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 4, 2024, plus (v) 4,967,397 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 18, 2024.
- CCW/LAW Holdings, LLC (CIK 0001694778): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 3,910,412; sole dispositive power 0; shared dispositive power 3,910,412; aggregate amount beneficially owned 3,910,412 (6.1% of the class)
  Comment: (1) These shares include only shares of Class A common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
  
  (2) The percentage is based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 700,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 4, 2024, plus (v) 4,967,397 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 18, 2024.
- Covenant RHA Partners, L.P. (CIK 0001274195): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,910,412; sole dispositive power 0; shared dispositive power 3,910,412; aggregate amount beneficially owned 3,910,412 (6.1% of the class)
  Comment: (1) These shares include only shares of Class A common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
  (2) The percentage is based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 700,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 4, 2024, plus (v) 4,967,397 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 18, 2024.
- RHA Investments, Inc. (CIK 0001694781): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 3,910,412; sole dispositive power 0; shared dispositive power 3,910,412; aggregate amount beneficially owned 3,910,412 (6.1% of the class)
  Comment: (1) These shares include only shares of Class A common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
  (2) The percentage is based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 700,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 4, 2024, plus (v) 4,967,397 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 18, 2024.
- Robert Alpert (CIK 0001694574): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 425,093; shared voting power 3,910,412; sole dispositive power 425,093; shared dispositive power 3,910,412; aggregate amount beneficially owned 4,335,505 (6.7% of the class)
  Comment: (1) The sole amounts include 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof.
  (2) The shared amounts include only shares of Class A common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
  (3) The percentage is based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 700,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 4, 2024, plus (v) 4,967,397 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 18, 2024, plus (vi) 425,093 shares of Class A common stock underlying stock options held by Mr. Alpert that are exercisable as of the date hereof.
- C. Clark Webb (CIK 0001694507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 425,093; shared voting power 3,910,412; sole dispositive power 425,093; shared dispositive power 3,910,412; aggregate amount beneficially owned 4,335,505 (6.7% of the class)
  Comment: (1) The sole amounts include 425,093 shares of Class A common stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date hereof.
  (2) The shared amounts include only shares of Class A common stock, all of which may be deemed to be beneficially owned by each Reporting Person.
  (3) The percentage is based on the sum of (i) 54,850,578 shares of Class A common stock outstanding as of November 4, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q, filed on November 8, 2024, plus (ii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 20, 2024, plus (iii) 2,000,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective November 25, 2024, plus (iv) 700,000 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 4, 2024, plus (v) 4,967,397 shares of Class A common stock issued upon conversion by the Reporting Persons of an equivalent number of shares Class B common stock effective December 18, 2024, plus (vi) 425,093 shares of Class A common stock underlying stock options held by Mr. Alpert that are exercisable as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: P10, Inc.
Address of issuer's principal executive offices: 4514 Cole Avenue, Suite 1600, Dallas, Texas (TX), 75205
Comment:
EXPLANATORY NOTE
This Amendment No. 8 to Schedule 13D (this "Amendment") amends the items included herein that were contained in the Schedule 13D filed on December 20, 2023, as amended by Amendment No. 1 filed October 8, 2024, Amendment No. 2 filed November 12, 2024, Amendment No. 3 filed November 22, 2024, Amendment No. 4 filed November 27, 2024, Amendment No. 5 filed December 5, 2024, Amendment No. 6 filed December 13, 2024, and Amendment No. 7 filed December 20, 2024 (the "Original Schedule 13D", and together with this Amendment, this "Schedule 13D") relating to shares of Class A common stock, par value $0.001 per shares, and shares of Class B common stock, par value $0.001 per shares, of P10, Inc., a Delaware corporation (the "Issuer"), filed by: (i) 210/P10 Acquisition Partners, LLC, a Texas limited liability company ("210/P10"); (ii) 210 Capital, LLC, a Delaware limited liability company ("210 Capital"); (iii) Covenant RHA Partners, L.P., a Texas limited partnership ("RHA Partners"); (iv) CCW/LAW Holdings, LLC, a Texas limited liability company ("CCW Holdings"); (v) RHA Investments, Inc., a Texas corporation ("RHA Investments"); (vi) Robert Alpert; and (vii) C. Clark Webb (each, a "Reporting Person" and collectively, the "Reporting Persons").
On January 6, 2025, the Reporting Persons effected transactions that, in the aggregate, resulted in the disposition of beneficial ownership of an amount equal to one percent or more of the outstanding shares Class A common stock of the Issuer. This Amendment is being filed to, among other things, update the information regarding the beneficial ownership of the shares of Class A common stock of the Issuer held by the Reporting Persons.
Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

210/P10 is the direct beneficial holder of 3,910,412 shares of Class A common stock that may be deemed to be beneficially owned by each Reporting Person. 210/P10 is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole manager. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb may be deemed to beneficially own such shares of common stock held by 210/P10. In addition, (i) Mr. Alpert may be deemed to beneficially own 425,093 shares of Class A common stock issuable upon exercise of exercisable stock options; and (ii) Mr. Webb may be deemed to beneficially own 425,093 shares of Class A common stock issuable upon exercise of exercisable stock options.

However, each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities or rights to acquire securities directly held by any other Reporting Person covered by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in subsection (a) of this Item 5 is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as described herein and on Appendix A attached as Exhibit 9 to this Schedule 13D, none of the Reporting Persons have effected any transactions with respect to shares of Class A common stock or Class B common stock of the Issuer during the past 60 days or since the filing of the Original Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class A common stock of the Issuer held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit
No. Name

9. Appendix A - Schedule of Transactions for Item 5(c)

## Signatures
- 210 Capital, LLC: /s/ Robert Alpert, Authorized Signatory (01/09/2025)
- 210/P10 Acquisition Partners, LLC: /s/ Robert Alpert, Authorized Signatory of 210 Capital, LLC, its Member (01/09/2025)
- CCW/LAW Holdings, LLC: /s/ C. Clark Webb, Authorized Signatory (01/09/2025)
- Covenant RHA Partners, L.P.: /s/ Robert Alpert, Authorized Signatory of RHA Investments, Inc., its Member (01/09/2025)
- RHA Investments, Inc.: /s/ Robert Alpert, Authorized Signatory (01/09/2025)
- Robert Alpert: /s/ Robert Alpert, Robert Alpert (01/09/2025)
- C. Clark Webb: /s/ C. Clark Webb, C. Clark Webb (01/09/2025)